Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

September 8, 2006

Jill Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated September 8, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff (the “Staff”) comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated August 31, 2006. We will contact you next week to determine whether the Company has “cleared” the review process.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	Please provide us with a draft amendment of your document that includes the proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

The Company’s proposed revisions to its filing on Form 10-K for the year ended December 31, 2005 is included in the enclosed Attachments A-D. We will provide a full draft of the proposed 10-K/A when we have “cleared” the review process.

Risk Factors, page 8

2.	We note your response to the bullet points of prior comment two. Please revise your proposed disclosure which refers to known mineralized material from discoveries which have not been advanced to proven and probable reserves as value beyond probable reserves to address the following.

•	Please clarify in your risk factor disclosure that effective with your adoption of EITF 04-3, all value beyond proven and probable reserves including the speculative portion associated with acquisitions subsequent to your adoption, will require you to account for this value as a mining asset and thus a tangible asset for purposes of purchase price allocations and subsequent impairment testing.

The Staff is supplementally advised that the Company’s allocation of the purchase price to mine-site reporting units prior to the issuance of EITF 04-3 included our interpretation of all value beyond proven and probable reserves. Please refer to the Company’s response included in comment number two of the letter sent to Mr. Jackson Day, Acting Chief Accountant, dated March 3, 2003 (attatched) regarding the allocation of Class 2 – 4 material (“value beyond proven and probable reserves”) to mine-site reporting units.

The Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” and “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“Existing proven and probable reserves and value beyond proven and probable reserves, including mineralized material from known discoveries which have not been advanced to proven and probable reserves, are included when determining the fair value of mine-site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The value beyond proven and probable reserves relating to mine-site reporting units is excluded when determining the fair value of the Exploration Segment, if any, at acquisition and, subsequently, in determining whether the assets are impaired.”

“Subsequent to the business combinations for which value beyond proven and probable reserves were recorded, EITF 04-3, Mining Assets: Impairment and Business Combinations, was issued which may change the measurement of such values in future business combinations and subsequent impairment testing related thereto. These changes may require future business combinations to allocate more value to mine-site reporting units and less value to the Exploration Segment.”

For further background information, the Company assigns fair values to mine-site reporting units as follows:

The fair value of acquired mineral interests (including the Normandy acquisition), other than interests in properties having mine-related exploration potential and greenfields exploration potential (“speculative portion”), are derived from expected future discounted cash flows based on the estimated quantities to be produced at each site, the estimated operating costs and capital expenditures associated with such production, discount rates that are risk adjusted based on site and country specific factors, and the Company’s long-term expectations of commodity prices and foreign exchange rates at the date of acquisition. The estimated quantities to be produced include proven and probable reserves, the remaining mineable measured and indicated resources and factored mineable inferred resources, and the potentially mineable increment of mineralization at exploration properties identified by exploration programs, occurring close to or within the mine site, and for which no reserve had been calculated.

Value is assigned to mineral assets for the speculative portion of mine-related exploration potential and greenfields exploration potential primarily based on recent transactions involving sales of comparable properties. The value of mine-related exploration potential is assigned to mine-site reporting units.

The Company will apply the guidance in EITF 04-3 in its accounting for future business combinations.

Furthermore, the Company reviews and evaluates its mineral interests for impairment as follows:

An evaluation is performed when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. If an impairment exists, an impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals (including value beyond proven and probable reserves), expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels, operating and capital costs, all based on life-of-mine plans.

The term “recoverable minerals” refers to the estimated amount of gold and other minerals that will be obtained from proven and probable reserves and all related exploration stage mineral interests (value beyond proven and probable reserves, except for other mine-related exploration potential and greenfields exploration potential discussed separately below), after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential (speculative value), all assets at an operating segment are considered together for purposes of estimating future cash flows.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential (speculative value), cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any.

As EITF 04-3 is silent as to impairment testing for Exploration Segments and Goodwill, the Company will need to readdress its fair values used for impairment testing. In this regard, the Company intends to participate in a mining industry accounting working group, to develop a consistent and industry-wide approach to accounting for business combinations and related impairment testing.

•	Clarify that the known mineralized material from discoveries which have not been advanced to proven and probable reserves is now considered a portion of the total value beyond proven and probable reserves at a property.

See our proposed additional disclosure in response to comment number two, bullet one, above.

•	Clarify that prior to the issuance of EITF 04-02 and EITF 04-03, you only considered known mineralized material from discoveries which have not been advanced to proven and probable reserves to represent value beyond probable reserves used to determine the value to assign to your mining assets and the speculative portion was allocated to the exploration reporting unit and included in goodwill.

The Staff is supplementally advised that, as discussed above, prior to the issuance of EITF 04-2 and 04-3, the fair value of the speculative portion of mine-related exploration potential was assigned to mine-site reporting units based primarily on transactions involving sales of similar properties. The speculative value allocated to the Exploration Segment goodwill was not related to any specific mine-site reporting unit.

See our proposed additional disclosure in response to comment number two, bullet one, above.

•	Clarify that with the adoption of EITF 04-03 future acquisitions will need to include all portions of value beyond proven and probable reserves to determine the amount of the purchase price to allocate to mining assets.

See our proposed additional disclosure in response to comment number two, bullet one, above.

•	Clarify that in situations when you are required to perform the second step of the goodwill impairment test the fair value allocated to mining assets, as required by EITF 04-03, includes all portions of value beyond proven and probable reserves, even if the original purchase price allocation only considered a portion of the value beyond proven and probable reserves.

Explain that this could result in a greater portion of the reporting unit’s fair value being allocated to the mining assets, and less remaining as the residual goodwill which could result in goodwill impairment.

See our proposed additional disclosure in response to comment number two, bullet one, above.

•	Please clarify in your risk factor disclosure that the speculative portion of value beyond proven and probable reserves arising from your 2002 Normandy acquisition is not included in the mine-site reporting units.

This comment also applies to your response to prior comment number three.

The Staff is supplementally advised that, as discussed above, the Company assigned the fair value of the speculative portion of mine-related exploration potential to mine-site reporting units based primarily on the value of recent transactions involving sales of similar properties.

See our proposed additional disclosure in response to comment number two, bullet one, above.

3.	We note your response to the second bullet point to prior comment two. Please expand your risk factor disclosure to address the timing of the cash flow projections in your valuation such that the inherent risks of the assumptions changing due to the long time horizon before positive cash flows being attained are apparent. This comment also applies to your response to prior comment number three.

The Staff is supplementally advised that, the Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” and “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“Based on the period required to advance projects from initial discovery to production, the valuation model has negative net cash flows for approximately the first 10 years and more than 100% of the fair value of the Exploration Segment is attributable to its terminal value.”

4.	Please clarify what you mean in your proposed disclosure noted in your response to the fifth bullet of prior comment five, which states: “The Company believes that based on the facts known at acquisition, all value attributable to acquired assets, including goodwill residual value, and was recognized for the acquired entities.”

The Staff is supplementally advised that the statement was meant to describe that all value, including value beyond proven and probable reserves, was considered in allocating the purchase price to mine-site reporting units.

See our proposed additional disclosure in response to comment number two, bullet one, above.

5.	Please expand your proposed disclosure in response to the seventh bullet point to comment two to clarify, if true, that you have chosen to manage the exploration aspect of your business separate from the day to day operations of your mine-site based reporting units. Clarify, that as a result your financial reporting, and the amounts allocated to the reporting units may differ from those entities that include the exploration function as a more integrated aspect of their mine-site based reporting units. Clarify that this resulted in more of your purchase price being allocated to the exploration reporting unit and less being allocated to the mine-site based reporting units.

The Staff is supplementally advised that the Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The Company’s approach to managing the exploration aspect of its business separate from the day to day operations of its mine-site reporting units may differ from the approach taken by other companies in the mining industry. Other mining companies may integrate the exploration function with their mine-site reporting units, allocating residual goodwill to these units. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry.”

6.	We note your response to the seventh bullet point of prior comment two. Please address the following.

•	Please clarify, if true that even if you find reserves in a sufficient quality and size that they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than your historical experience.

The Staff is supplementally advised that the Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet its operational and return thresholds in increasing quantities in perpetuity. Future discoveries could become increasingly difficult to locate, and even if the Company finds reserves in a sufficient quality and size, they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than historically experienced. The development and production of reserves will eventually lead to the depletion of existing mine-site reporting units and require the perpetual development of new mines in increasing quantities through successful greenfield exploration. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.”

•	Please expand your disclosure to clarify that more than 100% of the fair value of the exploration reporting unit is attributable to your determination of the reporting unit’s terminal value, if true, is dependent on your assumption that you will be able to perpetually develop and produce the assumed additions to proven and probable reserves from all future discoveries. This comment also applies to your response to bullet eight of prior comment three.

This comment also applies to your response in prior comment number three.

See our proposed additional disclosure in response to comment number 3, above.

7.	We note your response to bullet nine of prior comment two. As previously requested, please also highlight that future discoveries are becoming increasingly difficult to locate and that smaller deposits, may be more costly to develop and produce. This comment also applies to your response to prior comment number three.

See our proposed additional disclosure in response to comment number six, bullet one, above.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

8.	We note your response to our prior comment number three. Please expand your disclosure to address that your future cash flow assumptions are burdened only to the extent of your internal costs to explore, develop and produce the expected discoveries. For instance we note that the amount charged to the exploration reporting unit for exploration access rights, may not be representative of what a third party would be required to pay for such access to your properties.

The Company will revise Critical Accounting Policies, Exploration Segment Goodwill, in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The cash flow assumptions used in the valuation models are burdened only to the extent of management’s estimate of the Company’s internal costs to explore, develop and produce the expected discoveries based on the Company’s historical experience and long-term plans. The cost assumptions may not be representative of what a third party would be required to pay for access to the Company’s properties.”

9.	We note your response to bullet five of prior comment three and note that you have not addressed the issue raised in the comment. As previously requested, disclose that near mine exploration activities will eventually lead to depletion of existing mines and that new mines will need to be created to perpetuate near mine exploration results that are used in conjunction with Greenfield exploration results to attribute fair value to the exploration reporting unit. In this regard, please clarify, if true, that the production of the additions discovered by exploration reporting unit results in the depletion of the mining assets, which is a non-regenerating asset.

See our proposed additional disclosure in response to comment number six, bullet one, above.

10.	We note your response to our prior comment number four. Please note that we are not in a position to agree or disagree with your response at this time.

See our proposed additional disclosure in response to comment number eight above.

11.	We note your proposed disclosure on page 5 of Exhibit C of your response. Please clarify or define in your disclosure the term “triggering event” and clarify to us and in your disclosure if you believe an impairment at an existing mine location would represent a triggering event. Please also explain why you believe the events which could represent a triggering event could versus would trigger the requirement to test your assets for impairment.

The Company will revise “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following (changes in italics):

“Triggering events with respect to the Exploration Segment would include, but are not limited to… (vi) a significant impairment at an existing mine location.”

Financial Statements

12.	We note your response to our prior comment number five. Please be advised that our prior comment was limited to the per ounce disclosures pertaining to ore on leach pads. We believe other information regarding the time horizons for ore processing on leach pads are meaningful disclosures. Please continue to provide these disclosures.

The Staff is supplementally advised that the Company will amend its disclosure in Note 2, “Summary of Significant Accounting Policies, Ore on Leach Pads,” in the Company’s proposed filing on Form 10-K/A for the year ended December 31, 2005 as follows:

“Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is complete. Based on current mine plans, the Company expects to place the last ton of ore on its current leach pads at dates ranging from 2006 to 2017. Including the estimated time required for residual rinsing and reclamation activities, the Company expects that its leaching operations will terminate approximately six years following the date that the last ore is placed on the leach pad.

The current portion of ore on leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next 12 months.”

The Company will contact you next week to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303) 837-5927 or me at (303) 837-5353.

Sincerely,

/s/ Russell Ball on behalf of
Richard T. O’Brien
Senior Vice President and Chief Financial Officer

cc:	Leslie Overton, Associate Chief Accountant, Corporate Finance

Joseph Ucuzoglu, Professional Accounting Fellow

Accounting Group – Interpretations, Office of the Chief Accountant

Attachment A

Pursuant to our prior response to comment one in the Staff’s letter to the Company dated April 5, 2006, the Company proposes to revise “Item 1, Business, Exploration,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 to include greenfield and near-mine additions as follows (additional disclosure underlined):

Item 1. BUSINESS

Exploration

As of December 31, 2005, we had proven and probable gold reserves of 93.2 million equity ounces. We added 9.4 million equity ounces to proven and probable reserves, with 8.6 million equity ounces of depletion and divestitures during 2005. A reconciliation of the changes in proven and probable reserves during the past three years is as follows:

(millions of equity ounces)	2005	2004	2003
Opening balance	92.4	91.3	86.9
Greenfield additions	5.5	11.0	8.8

Near-mine additions	3.9	1.4	6.3

Total additions (1)(2)	9.4	12.4	15.1

Acquisitions	—	—	2.3
Depletion	(8.3)	(8.3)	(8.8)
Reclassifications (3)	—	(2.0)	—
Other divestments	(0.3)	(1.0)	(4.4)

Closing balance	93.2	92.4	91.3

____________ (1) Additions attributable to the Exploration Segment
Total additions	9.4	12.4	15.1
Previously valued in purchase accounting	(1.2)	(1.9)	(6.5)
Reclassifications (3)	—	(2.0)	—

	8.2	8.5	8.6

(2)	The impact of the change in gold price on reserve additions was 2.6, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.
(3)	Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish, primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.

Attachment B

Pursuant to response to comment two in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 1A., Risks Related to Newmont Operations—Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Risks Related to Newmont Operations

Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill

As of December 31, 2005, the carrying value of goodwill was approximately $2,879 or 21% of our total assets. Such goodwill has been assigned to our Merchant Banking ($1,562) and Exploration ($1,126) Segments, and to various mine-site reporting units in the Australia/New Zealand Segment ($191). This goodwill primarily arose in connection with our February 2002 acquisitions of Normandy and Franco-Nevada, and it represents the excess of the aggregate purchase price over the fair value of the identifiable net assets of Normandy and Franco-Nevada. We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of our reporting units to their carrying values.

Based on valuations of the Merchant Banking and Exploration Segments, the Company concluded that the estimated fair values significantly exceeded the respective carrying values as of December 31, 2005. The fair values of the Merchant Banking and Exploration Segments are based in part on certain factors that may be partially or completely outside of our control, such as the investing environment, the regulatory and political environments in countries where we operate and explore, the successful discovery, development and production of proven and probable reserves, commodity and labor prices, and other factors. In addition, certain of the assumptions underlying the December 31, 2005 Merchant Banking and Exploration valuations may not be easily achieved by the Company.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralized material from known discoveries which have not been advanced to proven and probable reserves, are included when determining the fair value of mine-site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The value beyond proven and probable reserves relating to mine-site reporting units is excluded when determining the fair value of the Exploration Segment, if any, at acquisition and, subsequently, in determining whether the assets are impaired. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and return thresholds in increasing quantities in perpetuity. Future discoveries could become increasingly difficult to locate, and even if the Company finds reserves in a sufficient quality and size, they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than historically experienced. The development and production of reserves will eventually lead to the depletion of existing mine-site reporting units and require the perpetual development of new mines in increasing quantities through successful greenfield exploration. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill. Based on the period required to advance projects from initial discovery to production, the valuation model has negative net cash flows for approximately the first 10 years and more than 100% of the fair value of the Exploration Segment is attributable to its terminal value.

Subsequent to the business combinations for which value beyond proven and probable reserves were recorded, EITF 04-03, Mining Assets: Impairment and Business Combinations, was issued which may change the measurement of such values in future business combinations and subsequent impairment testing related thereto. These changes may require future business combinations to allocate more value to mine-site reporting units and less value to the Exploration Segment.

Attachment B

The Company’s approach to managing the exploration aspect of its business separate from the day to day operations of its mine-site reporting units may differ from the approach taken by other companies in the mining industry. Other mining companies may integrate the exploration function with their mine-site reporting units, allocating residual goodwill to these units. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry.

Based on valuations of various mine-site reporting units in the Australia/New Zealand Segment, the Company concluded that the estimated fair values exceeded the respective carrying values as of December 31, 2005. The Company concluded that the estimated fair value of the Nevada Segment did not support the carrying value as of December 31, 2005 and recorded a $41 goodwill impairment charge. In 2004, the Company recorded goodwill and long-lived assets impairment charges of $52 and $6, respectively, relating to the Pajingo reporting unit in the Australia/New Zealand Segment. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels, operating costs and capital costs are each subject to significant risks and uncertainties.

In the absence of any mitigating valuation factors, the Company’s failure to achieve one or more of the December 31, 2005 valuation assumptions may result in an impairment charge. Accordingly, no assurance can be given that significant non-cash impairment charges will not be recorded in the future due to possible declines in the fair values of our reporting units. For a more detailed description of the estimates and assumptions involved in assessing the recoverability of the carrying value of goodwill, see Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, below.

Attachment C

Pursuant to response to comment three in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 7., Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, Exploration Segment Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Critical Accounting Policies

Exploration Segment Goodwill

The Exploration Segment is responsible for all activities, whether near-mine or greenfield, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. As discussed in greater detail below, when performing its Exploration Segment goodwill impairment testing, the Company uses historic additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralized material from known discoveries which have not been advanced to proven and probable reserves, are included when determining the fair value of mine-site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The value beyond proven and probable reserves relating to mine-site reporting units is excluded when determining the fair value of the Exploration Segment, if any, at acquisition and, subsequently, in determining whether the assets are impaired. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and return thresholds in increasing quantities in perpetuity. Future discoveries could become increasingly difficult to locate, and even if the Company finds reserves in a sufficient quality and size, they may consist of a larger number of smaller deposits that could be more costly to develop and or operate than historically experienced. The development and production of reserves will eventually lead to the depletion of existing mine-site reporting units and require the perpetual development of new mines in increasing quantities through successful greenfield exploration. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.

Subsequent to the business combinations for which value beyond proven and probable reserves were recorded, EITF 04-03, Mining Assets: Impairment and Business Combinations, was issued which may change the measurement of such values in future business combinations and subsequent impairment testing related thereto. These changes may require future business combinations to allocate more value to mine-site reporting units and less value to the Exploration Segment.

The Company’s approach to managing the exploration aspect of its business separate from the day to day operations of its mine-site reporting units may differ from the approach taken by other companies in the mining industry. Other mining companies may integrate the exploration function with their mine-site reporting units, allocating residual goodwill to these units. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry.

Internally generated proven and probable reserve additions are attributed to the Exploration Segment for purposes of determining the Company’s assumptions with respect to the expected future performance of the Exploration Segment only to

Attachment C

the extent that such additions are derived from (i) a discovery made by the Company; or (ii) a discovery made on previously acquired properties as a result of exploration efforts conducted subsequent to the acquisition date. A portion of the additions to proven and probable reserves during 2003 through 2005 was derived from the conversion of mineralized material that had been assigned values as part of the purchase price allocation process. In addition, the Company expects that a portion of internally generated reserve additions during 2006 and the next several years will also be derived from the conversion of mineralized material which had been assigned values as part of purchase price accounting. To avoid duplication, the reserves which are expected to be derived from this mineralized material in the future are excluded from the reserve additions used in the valuation of the Exploration Segment performed in connection with the Company’s goodwill impairment tests.

At December 31, 2005, the $1,126 carrying value of the Exploration Segment goodwill represented approximately 99% of the carrying value of the total assets of the Exploration Segment. Based on valuations of the Exploration Segment at December 31, 2005 and 2004, the Company concluded that substantially all of the fair value of the Exploration Segment, which was significantly in excess of the carrying value, was derived from the terminal value. Based on the period required to advance projects from initial discovery to production, the valuation model has negative net cash flows for approximately the first 10 years and more than 100% of the fair value of the Exploration Segment is attributable to its terminal value. The valuation models included the following:

	As at December 31,
	2005	2004
Assumptions:
Initial year additions to reserves (gold ounces in millions):
Total additions	9.5	11.0
Less: Additions previously valued in purchase accounting	(0.9)	(1.0)

Additions attributable to the Exploration Segment	8.6	10.0

Annual reserve addition and terminal growth rate	5%	5%
Time horizon (years)	16	16
Time lag between reserve additions and production (years)	7.1	7.2
Production period (years)	5	5
Discount rate	8%	8%
Price/cost assumptions (per ounce of gold):
Gold price	$450	$375
Operating costs	$264	$230
Capital costs	$56	$50
Finding costs	$13	$13
Terminal value	$7,514	$5,812

The cash flow assumptions used in the valuation models are burdened only to the extent of management’s estimate of the Company’s internal costs to explore, develop and produce the expected discoveries based on the Company’s historical experience and long-term plans. The cost assumptions may not be representative of what a third party would be required to pay for access to the Company’s properties. The annual reserve addition and terminal growth rate assumptions have a significant impact on the fair value of the Exploration Segment. If these rate assumptions were reduced from 5% to 4%, the fair value of the Exploration Segment would have been approximately $1.9 billion lower at December 31, 2005.

Attachment C

The Company’s December 31, 2005 Exploration Segment goodwill valuation model assumed proven and probable reserve additions attributable to the Exploration segment of 8.6 million equity ounces in 2006. Actual proven and probable additions attributable to the Exploration segment for 2005 and 2004 compared to assumptions used at December 31, 2004 and 2003, respectively, were as follows:

(millions of equity ounces)	Actual	Assumption(1)	Excess (shortfall)
2005
Total additions	9.4	11.0	(1.6)
Additions previously valued in purchase accounting	(1.2)	(1.0)	(0.2)

Additions attributable to the Exploration Segment	8.2	10.0	(1.8)

2004
Total additions	12.4	7.9	4.5
Additions previously valued in purchase accounting	(1.9)	(5.0)	3.1
Reclassification of Cerro Quilish reserves	(2.0)	––	(2.0)

Additions attributable to the Exploration Segment	8.5	2.9	5.6

(1)	Additions assumed in the Exploration Segment valuation models for 2005 at December 31, 2004 and for 2004 at December 31, 2003.

Triggering events with respect to the Exploration Segment would include, but are not limited to: (i) the Company’s partial or complete withdrawal of financial support for the Exploration Segment; (ii) a significantly lower assumed annual reserve addition growth rate; (iii) a significant decrease in the Company’s long-term expectation of the price of gold; (iv) a significant change in the financial markets resulting in a significant increase in the discount rate; (v) a significant increase in long-term operating and capital cost estimates; and (vi) a significant impairment at an existing mine location. The Company currently has no plans to withdraw financial support for the Exploration Segment. For a discussion of the results of operations of the Exploration Segment, see Results of Operations, Exploration Segment, below.

Attachment D

Pursuant to our response to comment five in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to revise “Note 2, Summary of Significant Accounting Policies, Ore on Leach Pads,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows:

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover approximately 50% to 95% of the recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is complete. Based on current mine plans, the Company expects to place the last ton of ore on its current leach pads at dates ranging from 2006 to 2017. Including the estimated time required for residual rinsing and reclamation activities, the Company expects that its leaching operations will terminate approximately six years following the date that the last ore is placed on the leach pad.

The current portion of ore on leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next 12 months.